EXHIBIT 99.1

Results of the votes of the Combined Shareholders’ General Meeting of June 20, 2024

Daix (France), Long Island City (New York, United States), on June 21, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Thursday June 20, 2024 at 9 a.m. at Hôtel Castel Burgond, 3 route de Troyes, 21121 Daix (France), under the chairmanship of Mr. Frédéric Cren, Chairman and Chief Executive Officer and cofounder of Inventiva.

Mr. Frederic Cren proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mr. Pierre Broqua and Mr. Jean Volatier, as tellers, as well as Mr. Dorian Raynaldy, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders, with the exception of the 30th resolution, which had been the subject of a negative recommendation by the Board of Directors. The 30th resolution would have empowered the Board of Directors to decide on share capital increases reserved for members of a company savings plan to be set up by the Company.

Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the 2023 Universal Registration Document (Part 3.5.1, pages 147 and seq.).

Information on the results of the votes is detailed below:

  Total number of shares composing the share capital: 52 477 188
  Total number of shares with voting rights: 52 346 516
	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	3	14 120	14 120	3	14 120	14 120
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	146	4 203 203	4 285 983	146	4 203 203	4 285 983
Mail votes	67	28 881 338	41 012 196	67	28 881 338	41 012 196
TOTAL	216	33 098 661	45 312 299	216	33 098 661	45 312 299
Quorum	63,229%			63,229%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	44 619 134	> 99,99%	3 250	< 0,01%	689 915	-	44 622 384	33 098 661	63,072%	0	0	63,229%
2	Adopted	44 619 134	> 99,99%	3 250	< 0,01%	689 915	-	44 622 384	33 098 661	63,072%	0	0	63,229%
3	Adopted	44 615 618	99,98%	6 765	0,02%	689 916	-	44 622 383	33 098 661	63,072%	0	0	63,229%
4	Adopted	44 611 047	99,98%	11 045	0,02%	690 207	-	44 622 092	33 098 661	63,072%	0	0	63,229%
5	Adopted	36 839 472	99,95%	17 456	0,05%	690 371	-	36 856 928	29 216 161	55,674%	7 765 000	0	60,284%
6	Adopted	43 770 264	98,09%	851 680	1,91%	690 355	-	44 621 944	33 098 661	63,072%	0	0	63,229%
7	Adopted	44 524 341	99,78%	97 398	0,22%	690 560	-	44 621 739	33 098 661	63,072%	0	0	63,229%
8	Adopted	43 765 599	98,08%	856 115	1,92%	690 585	-	44 621 714	33 098 661	63,072%	0	0	63,229%
9	Adopted	44 025 261	98,66%	596 483	1,34%	690 555	-	44 621 744	33 098 661	63,072%	0	0	63,229%
10	Adopted	43 765 701	98,08%	855 278	1,92%	691 320	-	44 620 979	33 098 661	63,072%	0	0	63,229%
11	Adopted	43 765 701	98,08%	855 278	1,92%	691 320	-	44 620 979	33 098 661	63,072%	0	0	63,229%
12	Adopted	43 747 961	98,08%	854 150	1,92%	710 188	-	44 602 111	33 098 661	63,072%	0	0	63,229%
13	Adopted	44 508 017	99,79%	94 379	0,21%	709 903	-	44 602 396	33 098 661	63,072%	0	0	63,229%
14	Adopted	43 861 062	98,29%	762 113	1,71%	689 124	-	44 623 175	33 098 661	63,072%	0	0	63,229%
15	Adopted	44 579 434	99,90%	43 446	0,10%	689 419	-	44 622 880	33 098 661	63,072%	0	0	63,229%
16	Adopted	44 580 234	99,90%	42 616	0,10%	689 449	-	44 622 850	33 098 661	63,072%	0	0	63,229%
17	Adopted	44 578 834	99,90%	44 016	0,10%	689 449	-	44 622 850	33 098 661	63,072%	0	0	63,229%
18	Adopted	44 328 422	99,34%	295 698	0,66%	688 179	-	44 624 120	33 098 661	63,072%	0	0	63,229%
19	Adopted	44 145 753	98,93%	478 643	1,07%	687 903	-	44 624 396	33 098 661	63,072%	0	0	63,229%
37	Adopted	44 610 785	99,97%	12 336	0,03%	689 178	-	44 623 121	33 098 661	63,072%	0	0	63,229%

VOTE RESULTS Extraordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non-voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
20	Adopted	44 359 759	99,41%	263 727	0,59%	688 813	-	44 623 486	33 098 661	63,072%	0	0	63,229%
21	Adopted	43 798 806	98,16%	822 764	1,84%	690 729	-	44 621 570	33 098 661	63,072%	0	0	63,229%
22	Adopted	43 781 841	98,15%	827 269	1,85%	703 189	-	44 609 110	33 098 661	63,072%	0	0	63,229%
23	Adopted	43 782 041	98,15%	826 839	1,85%	703 419	-	44 608 880	33 098 661	63,072%	0	0	63,229%
24	Adopted	43 796 067	98,15%	827 313	1,85%	688 919	-	44 623 380	33 098 661	63,072%	0	0	63,229%
25	Adopted	43 795 686	98,15%	827 694	1,85%	688 919	-	44 623 380	33 098 661	63,072%	0	0	63,229%
26	Adopted	43 799 386	98,15%	823 994	1,85%	688 919	-	44 623 380	33 098 661	63,072%	0	0	63,229%
27	Adopted	43 793 243	98,14%	830 333	1,86%	688 723	-	44 623 576	33 098 661	63,072%	0	0	63,229%
28	Adopted	43 797 953	98,15%	825 623	1,85%	688 723	-	44 623 576	33 098 661	63,072%	0	0	63,229%
29	Adopted	43 794 811	98,15%	825 824	1,85%	691 664	-	44 620 635	33 098 661	63,072%	0	0	63,229%
30	Rejected	13 056 814	33,91%	25 451 085	66,09%	6 804 400	-	38 507 899	33 098 661	63,072%	0	0	63,229%
31	Adopted	44 583 644	99,92%	35 896	0,08%	692 759	-	44 619 540	33 098 661	63,072%	0	0	63,229%
32	Adopted	43 812 123	98,18%	810 576	1,82%	689 600	-	44 622 699	33 098 661	63,072%	0	0	63,229%
33	Adopted	43 790 738	98,13%	832 761	1,87%	688 800	-	44 623 499	33 098 661	63,072%	0	0	63,229%
34	Adopted	43 753 650	98,05%	869 726	1,95%	688 923	-	44 623 376	33 098 661	63,072%	0	0	63,229%
35	Adopted	44 598 714	99,95%	20 965	0,05%	692 620	-	44 619 679	33 098 661	63,072%	0	0	63,229%
36	Adopted	44 039 962	98,69%	582 808	1,31%	689 529	-	44 622 770	33 098 661	63,072%	0	0	63,229%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc, PhD EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements.

These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in MASH/NASH, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and preclinical and clinical development plans, the expected benefit of having received Breakthrough Therapy Designation, including its impact on the development and review timeline of Inventiva’s product candidates, the potential development of and regulatory pathway for odiparcil, and future activities, expectations, plans, growth and prospects of Inventiva and its partners. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023, filed with the Autorité des Marchés Financiers on April 3, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 3, 2024. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Results of AG 06 20 2024 - EN (https://ml-eu.globenewswire.com/Resource/Download/ad8c8317-0ffb-472b-b6eb-05051b20ce51)